

June 3, 2011

Mark Chess
c/o Infinity-C.S.V.C. Management Ltd.
900 Third Avenue, 33rd Floor
New York, NY 10022

> **Re:** **Infinity China 1 Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2011**
> **File No. 333-173575**
>
> **Infinity China 2 Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2011**
> **File No. 333-173577**

Dear Mr. Chess:

We have reviewed your responses to the comments in our letter dated May 13, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statements.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statements.

4. We note your response to our prior comment 4 and reissue in part. Please address the first prong of the "foreign private issuer" definition. Refer to Exchange Act Rule 3b-4(c)(1). In this regard, we note that your response only discussed the satisfaction of the second prong of the definition as set forth in Exchange Act Rule 3b-4(c)(2).

5. We note that there are a number of blanks remaining in the prospectus. Please fill in these blanks with your next amendment or tell us when you intend to do so.

Summary, page 1

The Offering, page 7

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 20

6. We note your response to our prior comment 10 and reissue in part. Please provide us with a more detailed explanation why the voting of any "Excess Shares" by management is permissible under British Virgin Islands law. The citation you included in your response does not explicitly provide for the transfer of voting power to another party as contemplated by the "Excess Shares" provision in your charter documents. In your discussion, please include any case law on point or legal analysis performed by local counsel in support of your conclusion. To the extent there is any doubt as to the enforceability of this provision, please revise the prospectus accordingly.

Conflicts of Interest, page 120

7. We note your response to our prior comment 19 and reissue in part. We note your disclosure on page 123 regarding the list of entities for which a conflict of interest may or does exist for each officer and director. Please revise to also state the priority and preference that each entity has with respect to the performance of duties and the presentation of business opportunities relative to the company.

Principal Shareholders, page 127

8. We note your response to our prior comment 25 and reissue in part. Please revise to disclose the name of each person on the board of managers of Infinity-CSVC Partners, Ltd. In this regard, we note that you have only disclosed two of the five natural persons who have voting and investment power with respect to the ordinary shares listed in the table.

Exhibit 3.2

9. We note that certain definitions in the Form of Amended and Restated Memorandum do not appear to be complete. In this regard, we note that the definition of "Target Business Acquisition Period" appears incomplete. Please revise or advise.

Exhibit 5.1

10. The opinion covers the Shares issuable upon exercise of the Warrants included in the Units. The offer and sale of those Shares is not being registered with this transaction. Please revise or advise.

11. In the introductory paragraph to Section 2, we note the disclosure that the "opinion is given only as to the circumstances existing on the date hereof" and "as to British Virgin Islands law in force on this date." We also note a similar qualification in Section 5(a). Please have counsel confirm that the opinion will be dated on or about the date of effectiveness of the registration statement or have counsel remove these limitations.

12. In the introductory paragraph to Section 2, please have counsel delete the phrase "and known to us" used in the first sentence.

13. In Section 2, please have counsel delete the assumptions contained in clauses 2(a), 2(b), 2(c), 2(g), 2(h), 2(j), 2(k), 2(l), 2(m) and 2(o). We view these statements as legal conclusions that should not be assumed away by legal counsel.

14. Please have counsel confirm that the information contained in the Registered Agent's Certificate will be limited solely to factual matters which are not readily ascertainable.

Exhibit 5.2

15. In the first paragraph of the Infinity 2 opinion, we note that the opinion relates to the registration of "4,000,000 units of the Company, including the underwriters' over-allotment option." Please have counsel reconcile such statement with the registration statement which registers 4,600,000 units which includes 600,000 units to cover the underwriters' over-allotment option.

16. In the fourth paragraph, we note the disclosure that the "opinion expressed herein is based upon the law of the State of New York in effect on the date hereof." Please have counsel confirm that the opinion will be dated on or about the date of effectiveness of the registration statement or have counsel remove this limitation.

17. Please have counsel delete or revise the second sentence of the fourth paragraph. Counsel must provide a legal opinion based upon all applicable laws of the State of New York.

Exhibit 10.2

18. We note that the formula for calculating the number of founder shares subject to forfeiture in Section 5 is based on 1,150,000 times a specified fraction depending on how many over-allotments shares are purchased by the underwriters. Please reconcile such number with the prospectus which discloses that 150,000 shares are subject to potential forfeiture.

Exhibit 10.4

19. We note that the agreement does not appear to address shareholder redemption rights in connection with an amendment to your memorandum and articles of association prior to your initial business combination. Please advise whether a separate agreement will address these potential redemptions.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
    Ellenoff Grossman & Schole LLP
    Fax: (212) 370-7889